As filed with the Securities and Exchange Commission on October 16, 2019

1933 Act File No. 333-228092

1940 Act File No. 811-23211

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

[X]	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ]	Pre-Effective Amendment No.
[X]	Post-Effective Amendment No. 3

and

[X]	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X]	Amendment No. 25

PIMCO Flexible Credit Income Fund

(Exact Name of Registrant as Specified in Charter)

1633 Broadway

New York, New York 10019

(Address of Principal Executive Offices)

(Number, Street, City, State, Zip Code)

(888) 877-4626

(Registrant’s Telephone Number, including Area Code)

Ryan G. Leshaw

c/o Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)

Copies of Communications to:

David C. Sullivan, Esq. Ropes & Gray LLP Prudential Tower, 800 Boylston Street Boston, Massachusetts 02199	Douglas P. Dick, Esq. Adam T. Teufel, Esq. Dechert LLP 1900 K Street, N.W. Washington, D.C. 20006

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

It is proposed that this filing will become effective (check appropriate box):

[ ]	when declared effective pursuant to section 8(c).

The following boxes should only be included and completed if the registrant is a registered closed-end management investment company or business development company which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act and is making this filing in accordance with Rule 486 under the Securities Act.

[ ]	Immediately upon filing pursuant to paragraph (b)	[X]	on October 28, 2019, pursuant to paragraph (b)

[ ]	60 days after filing pursuant to paragraph (a)	[ ]	on [ ], pursuant to paragraph (a)

[X]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (the “Registration Statement”) incorporates by reference the prospectus and Statement of Additional Information that are contained in the Registrant’s Post-Effective Amendment No. 1, which was filed with the Securities and Exchange Commission on July 19, 2019. This Post-Effective Amendment No. 3 is being filed pursuant to paragraph (b)(1)(iii) of Rule 486 under the Securities Act of 1933, as amended, solely for the purpose of designating October 28, 2019 as the new effective date of Post-Effective Amendment No. 1, the effectiveness of which was previously delayed pursuant to Post-Effective Amendment No. 2 to the Registration Statement, as filed September 16, 2019.

Part A. INFORMATION REQUIRED IN A PROSPECTUS

Part A is incorporated by reference to Part A of the Amendment.

Part B. INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

Part B is incorporated by reference to Part B of the Amendment.

Part C. OTHER INFORMATION

Part C is incorporated by reference to Part C of the Amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all requirements for effectiveness pursuant to Rule 486(b)(1)(iii) and has duly caused this Post-Effective Amendment No. 3 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington in the District of Columbia on the 16th day of October, 2019.

PIMCO FLEXIBLE CREDIT INCOME FUND

By:	Eric D. Johnson*
Name:	Eric D. Johnson
Title:	President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Capacity	Date
Eric D. Johnson*	President	October 16, 2019
Eric D. Johnson	(Principal Executive Officer)

Bradley A. Todd*	Treasurer	October 16, 2019
Bradley A. Todd	(Principal Financial & Accounting Officer)

Sarah E. Cogan*	Trustee	October 16, 2019
Sarah E. Cogan

Deborah A. DeCotis*	Trustee	October 16, 2019
Deborah A. DeCotis

David N. Fisher*	Trustee	October 16, 2019
David N. Fisher

Bradford K. Gallagher*	Trustee	October 16, 2019
Bradford K. Gallagher

James A. Jacobson*	Trustee	October 16, 2019
James A. Jacobson

Hans W. Kertess*	Trustee	October 16, 2019
Hans W. Kertess

John C. Maney*	Trustee	October 16, 2019
John C. Maney

William B. Ogden, IV*	Trustee	October 16, 2019
William B. Ogden, IV

Alan Rappaport*	Trustee	October 16, 2019
Alan Rappaport

*By:	/s/ Adam T. Teufel
Adam T. Teufel as attorney-in-fact

*	Pursuant to powers of attorney filed with Post-Effective Amendment No. 1 to the Registration Statement on July 19, 2019.